Local Insight Regatta Holdings, Inc.

188 Inverness Drive West, Suite 800

Englewood, Colorado 80112

January 28, 2011

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Lyn Shenk, Branch Chief

Re:	Local Insight Regatta Holdings, Inc.
Form 10-Q for Quarter Ended September 30, 2010
File No. 333-152302

Ladies and Gentlemen:

This letter sets out the response of Local Insight Regatta Holdings, Inc. (the “Company,” “we,” “our” or “us”) to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 18, 2011, to the Company.

For the Staff’s convenience, we have repeated the Staff’s comment before providing our response.

Form 10-Q for Quarter Ended September 30, 2010

1.	We note that you did not file a Form 10-Q for fiscal quarter ended September 30, 2010 and that you filed a Form 15 on January 5, 2011 to suspend your Section 15(d) reporting obligations. Since the original filing due date of the Form 10-Q for fiscal quarter ended September 30, 2010 preceded the filing of the Form 15, it appears that a Form 10-Q for this period is required to be filed. Please file the Form 10-Q for fiscal quarter ended September 30, 2010, or explain to us your basis for not doing so and the authority upon which upon which you rely in support of your position.

Response:

At all times since the filing of its Registration Statement on Form S-4 on July 11, 2008 (the “Registration Statement”), the Company’s 11% Senior Subordinated Notes due 2017 (the “Notes,” the securities to which the Registration Statement relates) have been held of record by fewer than 300 persons.

The Company’s filings with the Commission have been made on a voluntary basis pursuant to the provisions of the indenture (the “Indenture”) governing the Notes. The Company decided not to voluntarily file a Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the

“Q3 Form 10-Q”) because on November 15, 2010 (the date on which the Q3 Form 10-Q would have been filed), the Company was aware that it would imminently file a voluntary petition (the “Chapter 11 Petition”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. In fact, the filing of the Chapter 11 Petition, which constituted an event of default under the Indenture, took place on November 17, 2010. Moreover, in making its decision not to file the Q3 Form 10-Q, the Company took into consideration the fact that holders of the Notes and their representatives would receive financial and other information concerning the Company through the bankruptcy process.

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the “duty to file … shall … be suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class … to which the registration statement relates are held of record by less than 300 persons.”

The Commission’s Compliance and Disclosure Interpretation (“CD&I”) relating to Rule 15d-6 makes clear that an issuer does not need to file a Form 15 for the automatic suspension provided by Section 15(d) of the Exchange Act to be effective:

Question 153.01

Question: Section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation as to any fiscal year (except for the fiscal year in which the registration statement became effective) if an issuer has fewer than 300 security holders of record at the beginning of such fiscal year. In contrast, Rule 12h-3 permits a company to suspend its reporting obligation under Section 15(d) if the requirements of the rule are met at any time during the fiscal year. Is a Form 15 required to be filed under Rule 12h-3 as a condition of the suspension?

Answer: Because situations exempted by Rule 12h-3 (e.g., there are fewer than 300 security holders of record in the middle of a fiscal year) do not meet the literal test of Section 15(d), Rule 12h-3 requires the filing of Form 15 as a condition of the suspension. By contrast, under Rule 15d-6, if an issuer has fewer than 300 security holders of record at the beginning of the fiscal year, a Form 15 should be filed to notify the Commission of such suspension, but the suspension is granted by statute and is not contingent on filing the Form 15. [September 30, 2008]

Because the Notes were held of record by fewer than 300 persons as of January 1, 2010, its reporting obligation for the 2010 fiscal year was automatically suspended as of that date. Moreover, such suspension was not contingent on the filing of a Form 15. Between January 1, 2010 and November 14, 2010, the Company voluntarily filed periodic reports pursuant to its obligations under the Indenture. As described above, on November 15, 2010 the Company decided not to voluntarily file the Q3 Form 10-Q in view of the imminent filing of the Chapter 11 Petition. Nonetheless, as of November 15, 2010, the Company’s periodic reporting obligation pursuant to Section 15(d) of the Exchange Act was suspended.

For the foregoing reasons, the Company respectfully submits that it was not required to file a Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

Please contact the undersigned at 303-867-1658 should you wish to discuss our response. Thank you for your attention to this matter.

Very truly yours,

/s/ RICHARD C. JENKINS

Richard C. Jenkins
Interim Chief Financial Officer

cc:	John S. Fischer
Joshua Korff

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